UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 6, 2025

GRYPHON DIGITAL MINING, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-39096	83-2242651
(Commission File Number)	(IRS Employer Identification No.)

1180 N. Town Center Drive, Suite 100 Las Vegas, NV	89144
(Address of Principal Executive Offices)	(Zip Code)

(702) 945-2700

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	GRYP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-1 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

ABTC Merger

As previously disclosed, on May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon, GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon, and American Bitcoin Corp., a Delaware corporation (“ABTC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

For more information on ABTC, risks and financial information related to the transactions contemplated by the Merger Agreement (the “Mergers”), see Exhibit 99.1 to this Current Report on Form 8-K (this “8-K”).

Nasdaq Compliance

On June 6, 2025, Gryphon received formal notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming that Gryphon has regained compliance with Nasdaq Listing Rules 5550(a)(2) and 5550(b)(2), which require issuers listed on The Nasdaq Capital Market to maintain a closing bid price of at least $1.00 per share and a market value of listed securities of at least $35 million, respectively.

Cautionary Note Regarding Forward-Looking Statements

This 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements, include, but are not limited to, statements relating to the structure, timing, and completion of the proposed transaction between ABTC and Gryphon, following the Mergers, Gryphon’s (the “Combined Company”) listing on Nasdaq after the closing of the Mergers (the “Closing”), the expected management and board of directors of the Combined Company, and the vision, goals, and trajectory of ABTC and the Combined Company.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Gryphon as of the date of this 8-K, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the possibility that the Mergers do not close when expected or at all because the conditions to Closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Gryphon’s stockholders, if at all; risks related to Gryphon’s continued listing on Nasdaq until the Closing; the outcome of any legal proceedings that may be instituted against ABTC, Gryphon, or the Combined Company; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the Combined Company are not timely achieved or realized or achieved or realized at all; the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; the possibility that the Mergers may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before Closing; and other factors that may affect future results of ABTC, Gryphon, or the Combined Company. Additional factors that could cause results to differ materially from those described above can be found in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and other documents subsequently filed by Gryphon with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the Registration Statement on Form S-4 filed with the SEC on June 6, 2025.

Additional Information and Where to Find It

Gryphon has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement of Gryphon and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Mergers (collectively, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to stockholders of Gryphon as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. Gryphon may also file other documents regarding the Proposed Transactions with the SEC. This 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF GRYPHON AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GRYPHON’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GRYPHON, ABTC, THE COMBINED COMPANY AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Gryphon, without charge, once available, on the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Gryphon, ABTC and their respective directors, executive officers, certain of their stockholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Gryphon’s stockholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of Gryphon’s securities are set forth in the Registration Statement and Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Gryphon, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Item 9.01 Financial Statements and Exhibits

Set forth below is a list of Exhibits included as part of this Current Report.

23.1	Consent of LJ Soldinger Associates, LLC, Independent Registered Public Accountants for ABTC
99.1	Information on ABTC, Risks and Financial Information
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Gryphon agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRYPHON DIGITAL MINING, INC.

Date: June 9, 2025	By:	/s/ Steve Gutterman
		Name:	Steve Gutterman
		Title:	Chief Executive Officer

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